SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
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(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

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FOUNDED 1866


06019504

December 21, 2006

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
PROCESSING
DEC 2 1 2006
151

Electric Interconnection

Re: Interconexión Eléctrica S.A. E.S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 82-34786

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of November and December of the Year 2006 - "Información Relevante" (Other Relevant Information) submitted to the Colombian Securities Commission (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from November 1 through December 4, 2006).

2. Documentation posted on November 1, 2006 by the Issuer whereby the Issuer and Empresa de Energía de Bogotá S.A. ESP announce the purchase, with 60% and 40% participation respectively, of 28% of the capital stock of Consorcio Transmantaro S.A. ("Consorcio"); a company located in Perú thereby completing their 100% purchase of Consorcio.

3. Document posted on November 2, 2006 by the Issuer regarding the decision of the Board of Directors to call a Special Stockholders' Meeting to discuss a proposal for the issuance and placement of 88,410,731 common shares of the Issuer through a public offer.

4. Document dated November 8, 2006 from the Issuer informing the Colombian Securities Commission that it will call a Special Stockholders' Meeting to be held on November 24, 2006.

dlw 12/22

5. Document posted on November 10, 2006 by the Issuer announcing that it has acquired the bidding conditions and accessed the data room in connection with the privatization of the Empresa Colombiana de Gas, with a view to analyze the viability of participating in the privatization process.

6. Document posted on November 15, 2006 by the Issuer and issued by Standard & Poor's, announcing Standard & Poors' downgrade of the Issuer's credit rating from 'BBB' to 'BBB-' and the withdrawal of the Issuer from CreditWatch.

7. Notice dated November 15, 2006 from the general manager of the Issuer inviting all shareholders to the Special Stockholders' Meeting to be held at Plaza Mayor Convention Center in Medellin on November 24, 2006 at 9:00 a.m. and providing an agenda for such meeting.

8. Document dated November 15, 2006 from the Issuer to the Colombian Securities Commission reporting that its general manager has called a Special Stockholders' Meeting for November 24, 2006.

9. Document posted on November 21, 2006 by the Issuer regarding the Board of Director's decision to present to the Empresa Colombiana de Petroleos ("ECOPETROL") an offer to exchange the Issuer's common stock for shares held by ECOPETROL in Transelca S.A. ESP ("Transelca"), one of the Issuer's affiliates.

10. Document dated November 24, 2006 from the Issuer regarding the Issuer's Board of Directors' decision to approve the issuance of 58,925,480 common shares through a private offer to ECOPETROL in exchange for shares of Transelca.

11. Document dated November 24, 2006 from the Issuer reporting that at a Special Stockholders' Meeting held on November 24, 2006 the shareholders approved two new issuance and placements of common shares of the Issuer.

12. Document posted on November 24, 2006 by the Issuer announcing that the Issuer, in consortium with the Spanish company Control y Montajes Industriales – CYMI S.A., won a public auction in Brazil for the construction of a transmission line.

13. Document posted on November 24, 2006 by the Issuer reporting that at a Special Stockholders' Meeting held on November 24, 2006 the shareholders approved the appointment of the Colombian Director General of Public Credit and the National Treasury, Mr. Julio Andres Torres Garcia, as an alternate member of Issuer's Board of Directors.

14. Document posted on December 1, 2006 by the Issuer announcing that the Board of Directors of ECOPETROL appointed Mr. Javier Gutiérrez Pemberthy, currently Issuer's General Manager, as ECOPETROL'S the new president.

15. Document posted on December 4, 2006 by Issuer announcing that, in a special meeting, the Issuer's Board of Directors ratified the appointment of Luis Fernando Alarcón Mantilla as the new general manager of the Issuer.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5986 or by email at fnoero@sidley.com with any further questions or comments you may have.

Sincerely yours,



Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Luis Fernando Alarcón Mantilla, ISA
Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. ISA

Date	Time	Subject	Summary	Attachment
04/12/2006	20:11:43	Change of Legal Representatives	In special meeting held today, the Board of Directors of ISA ratified the appointment of Luis Fernando Alarcón Mantilla as General Manager of the Company	See attachment
01/12/2006	10:35:34	Change of Legal Representatives	The Board of Directors of ECOPETROL appointed Mr. Javier G. Gutierrez Pemberthy, currently ISA's General Manager, as the new president of the company.	N/A
24/11/2006	15:12:58	Change in the Board of Directors	The Stockholders' Special Meeting held on November 24, 2006, approved the designation of the Director	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			General of Public Credit, Mr. JULIO ANDRES TORRES GARCIA, as alternate member of the Board of Directors.	
24/11/2006	15:09:07	New activities and businesses	ISA, IN CONSORTIUM WITH SPANISH CYMI, WINS PUBLIC AUCTION IN BRAZIL	See attachment
24/11/2006	14:59:09	Decisions of the Board of Directors	The Board of Directors of ISA, in meeting No. 644 held today, November 24, approved the presentation to today's Special Stockholders' Meeting of a proposition for issuance of common shares to be privately offered to ECOPETROL	See attachment
24/11/2006	14:23:00	Stockholders' Special Meetings	The Special Stockholders' Meeting of ISA held today, November 24, approved	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			two issues of common shares	
21/11/2006	08:24:23	Exchange Offers	ISA and ECOPETROL analyze a possible exchange of ISA shares for the shares held by ECOPETROL in TRANSELCA	See attachment
16/11/2006	11:23:32	Stockholders' Special Meetings	Special Stockholders' Meeting	See attachment
15/11/2006	12:11:24	Stockholders' Special Meetings	The Board of Directors of ISA invites all shareholders to the Special Shareholders' Meeting to be held at Plaza Mayor, Palacio de Convenciones y Exposiciones de Medellín, on November 24, 2006 at 9:00 a.m.	See attachment
15/11/2006	11:33:47	Reports to Bondholders'	Rating by Standard and Poor's.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

		representatives		
10/11/2006	16:35:51	Media news regarding Securities Issuers	ISA informs the market that it has acquired the bidding conditions and entered the data room for information related with the process of privatization of ECOGAS to analyze the viability of taking part in such process.	N/A
08/11/2006	16:15:49	Shareholders Representation (Res.116 of Feb. febr.27/2002)	Interconexión Eléctrica S.A. E.S.P. –ISA– will call a Special Stockholders' Meeting for November 24, 2006 in Medellín	See attachment
02/11/2006	08:28:18	Decisions of the Board of Directors	The Board of Directors of ISA authorized calling a Special Stockholders' Meeting for discussing stock issuance.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

01/11/2006	17:23:53	Investment in other corporations	ISA and EEB purchase 28% of Consorcio TransMantaro S.A.	See attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as on December 6, 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, December 6, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA and EEB purchase 28% of Consorcio TransMantaro S.A.

Colombian companies Interconexión Eléctrica S.A. E.S.P. and Empresa de Energía de Bogotá S.A. E.S.P., with 60% and 40% respective participation, purchased 28% of Consorcio Transmantaro S.A., a power transport company located in Peru.

The US$33 million operation corresponds to the sale of participation of Canadian Fonds De Solidarité Des Travailleurs Du Québec (FTQ).

With the acquisition of 28% participation, ISA and Empresa de Energía de Bogotá S.A. E.S.P. have completed purchase of 100% of stock ownership of Consorcio Transmantaro S.A.

In September this year, the two Colombian companies won the auction held for 15% of Consorcio Transmantaro's capital stock owned by the Peruvian State.

The Colombian companies bid US$17.7 for the share package, an amount that is US$2.53 million above the base price required by Proinversión.

In May, Colombian companies Interconexión Eléctrica S.A. E.S.P. and Empresa de Energía de Bogotá S.A. E.S.P. had reached a US$67-million agreement with


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Hydro-Québec for acquisition of 57% participation owned by this company in Consorcio Transmantaro S.A.

Consorcio Transmantaro S.A. operates a 600-km electric transmission grid at 220kV between the Mantaro Valley and Socabaya (Arequipa) that interconnects the Peruvian North-Central region with the Southern Coast.

The transactions shall be formalized once all Government authorizations required in Peru are obtained.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages regarding acquisition of participation in Consorcio Transmantaro S. A.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The Board of Directors of ISA in special meeting 643 of November 1, 2006 approved convening a Special Stockholders' Meeting for November 24, 2006 at 9:00 a.m. to consider the following items:

1. Issuance and placement through public offer of common stock up to an amount of 88,410,731 shares with unit par value of COL$32,80000000535200.

2. Empower the Board of Directors and the General Manager to undertake and prepare studies, analyses, rulings, prospectuses, and contracting necessary for the issuance and placement of shares.

3. Appointment of an alternate member of the Board of Directors.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a Board of Directors decision.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Sticker:

Colombian Financial Superintendency barcode: 2006061277-000-000

Procedure: 016 – FINANCIAL Date: 08/11/2006 09:53 AM

STATEMENTS END D

Document Type: 50-PRESENTATION Attachments: NO Pages: 00002

REQUEST

Applies to: 0000-000000-BLANK Entry Sec. Day: 0091

Sender: 0260-000034 – INTERCONEXION ELECTRICA

Addressee Dept: 140000 – Delegation of Issuers, Portfolio

Telephone: 594 02 00 30/11/2006

ISA

0020-42

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 4-49

Fax (1)427 0759

Bogotá, D.C.

QUOTE 011425-1 ISA

MEDELLIN, NOV-07-2006 04:54 PM

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SOURCE: 0020 VIA: 8

REFERENCE: Compliance with Resolution 116 of 2002

Dear Ms. Jeannette:

Interconexión Eléctrica S. A. E. S. P. -ISA- will summon shareholders to a Special Stockholders' Meeting to be held in Medellín on November 24 of 2006. To comply with the requirements of Resolution 116 of 2002 issued by your Superintendency, we hereby inform you the mechanisms and measures to be put into effect:

1. The notice of the Stockholders' Meeting will be published in El Tiempo and El Colombiano daily newspapers at least 15 business days prior to the meeting. A second notice reminding shareholders of the meeting will also be published. Both notices will include the information related to proxies and representation included in Resolution 116 of 2002.

2. The prohibition to represent another shareholder in the Meeting will be made known to ISA's employees and contractors, attaching for further illustration, a copy of Resolution 116 of 2002.

3. The Secretary General will appoint a commission of lawyers to verify the certificates of incumbency and representation and the proxies granted by individuals and legal persons. This commission will be directly controlled by

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

the Secretary General and will strictly comply with the following regulations: Article 184 of the Code of Commerce, ISA's Articles of Incorporation, Resolution 116 of 2002.

4. Representatives of the Chamber of Commerce of Medellín for Antioquia will attend the meeting to issue the certificates of incumbency and representation required. Representatives of FIDUCOLOMBIA will also attend the meeting to register shareholders. Although the meeting is summoned for 9:00 a. m., registration of shareholders will start as of 7:00 a. m. to expedite registration and verification of proxies.

5. The software used by FIDUCOLOMBIA shall include a complete database of shareholders and the complete list of ISA's employees and contractors so that it automatically rejects, from the very moment of registration, proxies granted to ISA's employees and contractors.

6. There will be a fax machine at the meeting's place available to those willing to send proxies, thus expediting and guaranteeing their participation.

7. At ISA's premises the office of Shareholders Management and Relations with the support of the Secretary General provides help to shareholders concerning their requests and inquiries with regard to their granting of proxies.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989.

The toll-free number 018000115000 is also available to answer the inquiries of shareholders.

The office of the General Manager will verify that every mechanism and measure stated above is complied with.

Best regards,
(signed)
LUIS FERNANDO ALARCON MANTILLA
President of the Board of Directors

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of communication 011425-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

RESEARCH

Research Update:

ISA Local Currency Rating Lowered To 'BBB-'; Removed From CreditWatch

Publication date: 14-Nov-2006
Primary Credit Analyst: Fabiola Ortiz, Mexico City (52) 55-5081-4449; fabiola_ortiz@standardandpoors.com
Secondary Credit Analysts: Juliana Gallo, Sao Paulo (55) 11-5501-8948; juliana_gallo@standardandpoors.com
Luis Manuel Martinez, Mexico City (52) 55-5081-4462; luis_martinez@standardandpoors.com

Rationale

On Nov. 14, 2006, Standard & Poor's Ratings Services lowered the local currency corporate credit rating on Interconexión Eléctrica S.A. E.S.P. (ISA), the largest Colombian power transmission company, to 'BBB-' from 'BBB' and removed it from CreditWatch with negative implications, where it was placed on June 20, 2006, following the company's acquisition of a 50.1% controlling stake in Companhia de Transmissão de Energia Paulista (CTEEP). The outlook is stable. At the same time, Standard & Poor's affirmed the 'BB' foreign currency long-term corporate credit rating on the company.

The local currency rating downgrade reflects an aggressive financial policy evidenced by continued debt-funded acquisitions. The rating action takes into consideration ISA's expected deleveraging of its capital structure through a stock issue in 2007, as well as the expected associated improvement in the company's financial measures. In our view, the acquisition of CTEEP reflects ISA's continuous efforts to pursue geographic diversification and to capitalize growth opportunities throughout the region. Standard & Poor's expects that the acquisition will translate into improved margins for ISA due to the consolidation of the profitable Brazilian transmission business.

The affirmation of the local currency rating on ISA reflects the company's dominant position in Colombia's National Transmission System, its strategic importance for Colombia, its natural monopoly, and the government's ownership. These strengths are mitigated by the risks of operating in Colombia's economic and political environment and by the risk of foreign exchange, as well as by increased exposure to more volatile economies such as Peru and Bolivia.

The Brazilian operations will now represent ISA's largest business unit, with around 50% of the consolidated EBITDA, followed by Colombia and, to a much lesser extent, the Peruvian and Bolivian operations. In Standard & Poor's view, the new business risk profile will mainly reflect ISA's strong competitive position in Brazil and Colombia, with very low exposure to competitive pressures given the nature of the electric transmission business in these countries. Although the CTEEP acquisition will maintain ISA's long-term business profile, it will not be enough to offset the effect that the funding of the acquisition will have on the financial profile. In addition, Standard & Poor's deems that ISA's international operations are not strategic for the Colombian government, and that the government has low economic incentives to support such business units under a scenario of financial distress. Therefore, the linkage between the ISA rating and the Colombian sovereign rating could change.

ISA has been focusing on gaining presence in the South American region through full transmission networks. As part of this aggressive growth strategy, ISA and Empresa de Energia de Bogota (EEB) reached an agreement for the acquisition of a power transmission company located in Peru-Trasmantaro with Hydro-Quebec International of Canada, Fonds de solidarite des

travailleurs du Quebec, and Empresa de Transmision Electrica Centro Norte S.A. ISA's stake in the transaction is equivalent to 60% of US$70.8 million and will materialize once all governmental approvals are obtained. The operation will be financed through debt.

ISA's debt to EBITDA is expected to deteriorate to about 4.4x by the end of 2006 from current levels of about 2.9x as a result of the US$550 million of additional debt to finance the CTEEP acquisition. Funds from operations interest coverage is expected to remain at historical levels, within the range of 2.5x-3x, once the company refinances the debt.

ISA is an important participant in the Colombian power and telecommunications sectors, operating 84% of the country's transmission grid. It also operates 85% of the transmission network in the Republic of Peru (foreign currency BB/Positive/B; local currency BB+/Positive/B), 52% in the Republic of Bolivia (B-/Negative/--), and, with the recent acquisition, 30% in the Federative Republic of Brazil (foreign currency BB/Stable/B; local currency BB+/Stable/B;). It also operates and administers the Colombian power market, and coordinates the short-term international electricity transactions between the Republic of Colombia (foreign currency BB/Positive/B; local currency BBB/Positive/A-3) and the Republic of Ecuador (CCC+/Stable/C).

The Republic of Colombia remains ISA's main shareholder, with 59.3% of the shares, while the general public is the second-largest, with 28%, followed by Empresas Publicas de Medellin and Empresa de Energia de Bogota, with participations of 11% and 2%, respectively. Even though the company is planning a stock issue, the Colombian government will maintain control of the company with at least 51% of ISA's shares.

Liquidity

The ISA Group's liquidity is adequate, as it continues to generate significant free cash flow and maintain solid liquidity. The company had US$451 million in cash and US$270 million in lines of credit as of September 2006. The company is expected to repay its debt maturities with the steady cash flow from its operations and with certain refinancings from available lines of credit.

ISA has been carrying out operations with hedging instruments (swaps) to protect itself against the exchange-rate variations of the debts acquired in foreign currency, reducing and stabilizing the effects on the financial results. During the third quarter of 2006, ISA covered 58% of its foreign-currency-denominated debt with swaps.

Outlook

The stable outlook on the local currency rating reflects ISA's operations in a proven and stable regulatory framework, and its natural monopoly. We expect the company to maintain satisfactory financial and operational performance. We also expect that the company will be able to improve its financial measures, such as debt to EBITDA (to around 3x). Any adverse macroeconomic development in Colombia, a government ownership decrease to less than 51%, or an aggressive investment plan in other countries without free cash flow generation, with successful completion of the stock issuance, could pressure the ratings downward. A significant improvement in the company's key financial ratios as well as a conservative and selective financial policy regarding new investments (in terms of profitability and impact on ISA's cash flow) could lead to a positive rating action in the long term.

The positive outlook on the foreign currency ratings reflects the government's ownership in ISA and the transmission company's importance to the Republic of Colombia due to its operation of about 84% of the country's transmission grid. Although we view the government's ownership as an important factor in maintaining a close link between the sovereign rating and the rating on ISA, we do not see ISA's international operations as strategic for the Colombian government. Thus, the close link between the ratings could change.

Ratings List

Downgraded; CreditWatch/Outlook Action

	To	From
Interconexion Electrica S.A. E.S.P.		
Corporate Credit Rating		
Local Currency	BBB-/Stable/--	BBB/Watch Neg/--

Ratings Affirmed

Interconexion Electrica S.A. E.S.P.	
Corporate Credit Rating	
Foreign Currency	BB/Positive/--

Complete ratings information is available to subscribers of RatingsDirect, the real-time Web-based source for Standard & Poor's credit ratings, research, and risk analysis, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

SPECIAL MEETING OF SHAREHOLDERS OF ISA

MEDELLÍN, NOVEMBER 24, 2006

The general manager of ISA invites all shareholders to the **SPECIAL SHAREHOLDERS' MEETING** to be held at Plaza Mayor Medellín, Convenciones y Exposiciones, Calle 41 55-80, Medellín, fax (4) 261 72 50, on Friday, November 24, 2006 at 9:00 a.m.

The following agenda will be considered at the SPECIAL SHAREHOLDERS' MEETING:

Verification of quorum.

1. Election of the Chairman of the Meeting.
2. Report from the Secretary of the Meeting regarding approval of minutes 94 of March 27, 2006.
3. Election of the Commission for approval of minutes and vote count.
4. Address of the Minister of Mines and Energy.
5. Issuance of common shares and authorizations.
6. Election of an alternate member of the Board of Directors.
7. Miscellaneous.



ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Starting November 16, 2006, information related to the transaction to be submitted for the consideration of shareholders will be available to them at ISA's main offices, in Medellín, Calle 12 Sur No. 18-168, Bloque 3, Piso 2, from 8:00 a.m. to 12:00 m. and from 2:00 p.m. to 5:00 p.m.

Shareholders unable to attend the meeting are requested to execute their proxies addressed to the General Manager of ISA including: name of proxy holder, date of the meeting and powers granted. The date of the special proxy must be subsequent to that of this notice and proxies cannot be granted to persons who are related to the company's management nor to the Company's employees.

Shareholders' registration will take place on the day of the meeting, starting at 7:00 a.m.

Shareholders are kindly requested to be on time for the meeting.

JAVIER G. GUTIERREZ P.

General Manager

Medellín, November 15, 2006

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the notice of convening to ISA's Stockholders' Special Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my office, in the city of Medellín, today, December 1, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA

QUOTE 011740-1 ISA

MEDELLIN, NOV-15-2006 06:30 PM

SOURCE: 0020 VIA: 4,2

0020-42

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 4-49

Fax (1) 427 0759

Bogotá, D.C.

REFERENCE: Special Stockholders' Meeting of ISA S. A. E. S. P.

260 034 Interconexión Eléctrica S.A. E.S.P.

Dear Ms. Jeannette:

We kindly inform you that the General Manager of Interconexión Eléctrica S.A. E.S.P. has called a Special Stockholders' Meeting for Friday November 24 of 2006 at 9:00 A. M, at Plaza Mayor Medellín, Convenciones y Exposiciones, Calle 41 55-80, Medellín.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The call notice was published on November 15, 2006 in El Tiempo and El Colombiano dailies.

The Meeting will consider: Issuance of common shares and authorizations, and appointment of an alternate member of the Board of Directors.

We remain at your disposal to answer any question on this matter.

Sincerely yours,

(signed)

JUAN DAVID BASTIDAS SALDARRIAGA
Secretary General

Copies: 0010 – 0020 – 1200

/J@ckelinet

We invest more in life – ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of communication 011740-1 addressed by ISA to the Colombian Financial Superintendency.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The Board of Directors of Interconexión Eléctrica S.A. E.S.P. in meeting 641 of September 29, 2006, authorized Management to present to ECOPETROL an offer for exchanging common shares of ISA for the stock participation held by ECOPETROL in TRANSELCA S.A. E.S.P.

For such effect, ECOPETROL would transfer to ISA 633,387,729 shares it owns in TRANSELCA S.A. E.S.P. ISA, in turn, would issue 56,573,604 common shares that would be privately offered to ECOPETROL; the $12,634,457,682 balance remaining would be paid by ISA in cash.

The authorization was subject first to the condition of approval of the transaction by ECOPETROL, and second, to the approval of the stock issuance by ISA's Stockholders' Meeting.

On October 5, 2006, ISA reported this situation to the Financial Superintendency as Reserved Additional Information. After 30 days with no news from ECOPETROL regarding the approval of the operation, ISA requested the Financial Superintendency to withdraw the request presented and not to publish the relevant information.

However, through communications of November 17 and 20 of 2006, ECOPETROL confirmed its interest in participating in the stock issuance by contributing


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

633,387,729 shares it owns in TRANSELCA S.A. E.S.P., and receiving as payment, 58,925.480 shares of ISA.

ISA will submit ECOPETROL's proposal to the consideration of its Board of Directors in the meeting of November 24, 2006.

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages about an exchange offer.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Board of 'Directors of ISA, in meeting held today, November 24, approved the following proposition to be presented to the Stockholders' Meeting:

ISSUANCE OF COMMON SHARES OF ISA TO BE PRIVATELY OFFERED TO ECOPETROL

a. Issuance of common shares and placement through private offering to ECOPETROL, in an amount of fifty-eight million nine hundred and twenty-five thousand four hundred and eighty (58,925,480) common shares to be paid in kind with six hundred and thirty-three million three hundred and eighty seven thousand seven hundred and twenty-nine (633,387,729) common shares of its stock participation in Transelca S.A. E.S.P. and equivalent to 34.9988%.

b. Empower the Board of Directors and the General Manager to undertake the formalities, preparation of rulings and prospectuses, and other acts required for defining the terms of the share exchange in order to enable the issuance and private placement of common shares.

Medellín, November 24, 2006

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page about a decision of the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Stockholders' Meeting of ISA, held today, November 24, approved the following propositions:

1. **ISSUANCE OF COMMON SHARES OF ISA, THROUGH PUBLIC OFFERING**

   a. Issuance and placement of common shares, without preemptive rights through public offering, in the Colombian market and/or abroad, up to an amount of EIGHTY-EIGHT MILLION FOUR HUNDRED AND TEN THOUSAND SEVEN HUNDRED AND THIRTY-ONE (88,410,731) common shares.

   b. Empower the Board of Directors and the General Manager to undertake the studies, analysis, formalities, preparation of rulings and prospectuses, definition of amounts, and necessary contracting to carry out the issuance and placement of the shares.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

2. **ISSUANCE OF COMMON SHARES OF ISA TO BE PRIVATELY OFFERED TO ECOPETROL**

a. Issuance of common shares and placement through private offering to ECOPETROL, in an amount of fifty-eight million nine hundred and twenty-five thousand four hundred and eighty (58,925,480) common shares to be paid in kind with six hundred and thirty-three million three hundred and eighty seven thousand seven hundred and twenty-nine (633,387,729) common shares of its stock participation in Transelca S.A. E.S.P. and equivalent to 34.9988%.

b. Empower the Board of Directors and the General Manager to undertake the formalities, preparation of rulings and prospectuses, and other acts required for defining the terms of the share exchange in order to enable the issuance and private placement of common shares.

Medellín, November 24, 2006

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages about decisions of the Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA, IN CONSORTIUM WITH SPANISH CYMI, WINS PUBLIC AUCTION IN BRAZIL

- *The Colombian company will expand its presence in Brazil*
- *It will be able to build a 172-km energy transmission line*

ISA, in consortium with Spanish company Control y Montajes Industriales CYMI S.A., was awarded today, in Río de Janeiro, one of the groups of the auction opened by Agencia Nacional de Energía Eléctrica -ANEEL-, and will be required to build a 172-km 500kV energy transmission line that will expand the Colombian company's presence in Brazil.

The Consortium was declared winner after offering the lowest revenues per year, what is known in Brazil as the smallest Receita Anual Permitida -RAP-, for delivery of transmission services. The Consortium offered R$10,769,868.00 for a group with maximum reference value of R$17,949,780.00.

The group consists of the 500kV Neves I – Mesquita transmission line that shall be in commercial operation in 18 months and will improve reliability in the Eastern region of Minas Gerais, an area with a market of 1200 MW.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Construction of the project will be carried out by Companhia de Transmissão de Energia Elétrica Paulista -CTEEP-, availing of the synergy existing between ISA and this company.

The auction (reference 005/2006-ANEEL) held today in public session at the Sao Paulo Stock Exchange included seven groups with 14 transmission lines totaling 2,261 kilometers and R$1,115 million estimated investment. According to ANEEL's information, these projects will strengthen the transmission capacity of the National Interconnected System in Brazil, benefiting 117 municipalities and creating new direct jobs in five regions.

The concession contract for construction of the transmission line will be subscribed on March 23, 2007.

ISA had formalized its entrance to MERCOSUR at the end of June by assuming stock control of Companhia de Transmissão de Energia Elétrica Paulista -CTEEP- the major company in the electric power transmission sector in Brazil and owner of 11,800km grid of transmission lines, 18,300km of circuitry, 102 substations, 1,800km of fiber-optic cable, 177 telecommunications stations, one System Operation Center and three Regional Operation Centers.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of an attachment regarding new activities and businesses.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

The Stockholders' Special Meeting held on November 24, 2006, approved the designation of the Director General of Public Credit, Mr. JULIO ANDRÉS TORRES GARCÍA, as alternate member of the Board of Directors. He will occupy the third member's alternate position, vacant since the resignation of Mr. Hernán Martínez upon his designation as Minister of Mines and Energy.

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding a change in the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, December 1, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION SUBMITTED TO COLOMBIAN SECURITIES COMMISSION WITHOUT ATTACHMENT

LUIS FERNANDO ALARCÓN MANTILLA

NEW GENERAL MANAGER OF ISA

The Board of Directors of ISA in special meeting held today, ratified the appointment as General Manager of Luis Fernando Alarcón Mantilla, current president of Asociación de Administradoras de Fondos de Pensiones y Cesantías -ASOFONDOS-, to replace Javier G. Gutiérrez P., the General Manager since 1992.

The new General Manager of ISA has deep knowledge of the company and its national and international projects because he has been a member of the Board of Directors since March 22, 2001 in his capacity as President of ASOFONDOS and in representation of minority shareholders of the two democratization programs carried out in 2000 and 2002.

In May of 2004, Mr. Alarcón was appointed President of ISA's Board of Directors to replace the Minister of Mines and Energy. His designation was interpreted as a clear signal from the National Government to strengthen ISA's corporate governance, ratify its administrative independence, and provide important signals to the market.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Mr. Alarcón was born in Bucaramanga in 1951. He is a Civil Engineer with graduate studies in Economics from Universidad de los Andes, and has a Master of Science Degree in Civil Engineering and approved all the exams required for a Ph.D. in Civil Engineering (Hydraulic Resources Planning) from Massachussets Institute of Technology –MIT–. He participated in the University of Oxford's Advanced Management Program.

He has occupied the following positions: Director-Manager of Petrocolombia S.A.; Energy Specialist Economist at the Department of Project Analysis of the International Bank of Development; Minister of Finance and Public Credit; Colombian representative as Executive Director of the International Bank of Development; and President of Flota Mercante Grancolombiana.

Mr. Alarcón participated in several studies on energy, agriculture, hydraulic resources and environment among which, the following stand out: the National Energy Study and the National Water Study conducted for the National Planning Department, and preparation of mathematic models for expansion and operation planning of the Colombian power system, carried out for Empresas Públicas de Medellín and other sector companies.

Mr. Alarcón lectured on Operation Research at Universidad Nacional and on Projects Social Evaluation and System Analysis of Hydraulic Resources at

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Universidad de los Andes, and has been a member of the board of directors of many companies and associations in the country.

It is expected that the new General Manager of ISA will take possession in the third week of January of 2007, when Mr. Javier Gutiérrez assumes the presidency of ECOPETROL.

RÉSUMÉ

He was born in Bucaramanga, Colombia, in August of 1951. He is married to Luz Stella Sierra and has two children.

Mr. Alarcón is a Civil Engineer graduated from Universidad de los Andes (1975) where he also attended graduate school in economics between 1975 and 1977. He then received an M.S. degree and approved the exams required for a Ph.D. in Civil Engineering (Planning of Hydraulic Resources) from Massachussets Institute of Technology –MIT– in 1979. In 1995, he attended the Advanced Management Program of the University of Oxford.

Between 1975 and 1977, and 1980 and 1983, he worked for Mejía, Millán y Perry consulting firm, where he participated in various studies on energy, agriculture, hydraulic resources, and the environment among which, the following stand out: the National Energy Study and the National Water Study conducted for the National Planning Department, and preparation of mathematic models for

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

expansion and operation planning of the Colombian power system, carried out for Empresas Públicas de Medellín and other sector companies.

In September of 1983 he was appointed Head of the Public Investment Unit of the National Planning Department, and in August of 1984, Director General of Budget at the Ministry of Mines and Energy, position he held until going to the International Development Bank to work as Energy Specialist Economist at the Department of Project Analysis

During the Presidency of Virgilio Barco he occupied the positions of vice-minister (September 1986 – May 1987) and minister (May 1987 – August 1990) of Finance and Public Credit.

In September of 1990 he was designated Executive Director for Colombia and Peru of the International Bank of Development, where he worked until June of 1995 to return to Colombia to assume the Presidency of Flota Mercante Grancolombiana, a company he directed until March of 1997 when a strategic alliance was concluded with Transportación Marítima Mejicana shipping company.

Between March of 1997 and March of 2000 he worked as Director-Manager of Petrocolombia S.A., a company created by Colombian investors to conduct business in the oil and gas sectors. Between March and December of 2000 he was the President of Comunican Multimedios de Colombia S.A., a company established to direct the management of mass media companies of Grupo Empresarial Valores Bavaria. Currently, he is the President of Asofondos de Colombia.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

During the 1980-1984 period, Mr. Alarcón lectured on Operation Research at Universidad Nacional and on Projects Social Evaluation and System Analysis of Hydraulic Resources at Universidad de los Andes.

Mr. Alarcón has had a long relationship with the Colombian business sector. He is currently a member of the boards of directors of ISA, where he is the president, and of Petrocolombia S.A., Internexa, Hospital Universitario San Ignacio, and Banco de Bogotá. He has served as director of other companies, both private and public, such as Banco Central Hipotecario, Corporación para la Defensa de la Meseta de Bucaramanga-CDMB, Cafesalud, Instituto de Fomento Industrial, Aces, Valores Bavaria, Bavaria, Avianca, Caracol, Caracol Televisión, Empresa de Telecomunicaciones de Bogotá, Transgás de Occidente and Sociedad Portuaria Regional de Cartagena; of industry associations such as Andi, Asociaciación Colombiana del Petróleo and Analdex; and was the President of Cámara de Comercio Colombo Americana. For several years he has also been a member of the Directive Council of Universidad de los Andes.

Between 1995 and 1997 he was part of the Commission for the Rationalization of Public Expenditure and Finances, established by agreement between the National Government and Congress to propose solutions to the country's fiscal crisis.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

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REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in five pages of the Résumé of Mr. Luis Fernando Alarcón Mantilla.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, December 6, 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989